UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2009

Commission File Number: 000-53594

GOLDEN GREEN ENTERPRISES LIMITED

 (Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On November 9, 2009, Golden Green Enterprises Limited (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter Representative”), as representative of the underwriters named in the Underwriting Agreement, to sell to such underwriters 4,800,000 ordinary shares, no par value (“Ordinary Shares”), of the Company at a price of $5.00 per share for aggregate proceeds (net of discounts, commissions, fees, and expenses) of approximately $21.6 million.  The offering is being made pursuant to the Company’s effective registration statement (the “Registration Statement”) on Form F-1 (File No. 333-161924), and the Company’s registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-163013).

In addition, the Company has granted the underwriters an option to purchase up to 720,000 additional Ordinary Shares to cover over-allotments, if any. If the over-allotment option is exercised in full, the total additional proceeds to the Company after deducting the underwriter commissions, discounts and other fees will be $3,312,000.  Additionally, the Company has granted the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 Ordinary Shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share.  The Underwriter Representative Warrant is exercisable for five years beginning on August 9, 2010 (the nine-month anniversary of the effectiveness date of the Registration Statement).

The above description of the Underwriting Agreement and Underwriter Representative Warrant does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and Underwriter Representative Warrant, which are filed as Exhibits 1.1 and 4.1 hereto and are incorporated herein by reference.

Concurrent with the public equity offering, the Company announced its ordinary shares, warrants, and units will begin trading on the NASDAQ Global Market beginning on November 10, 2009 under the symbols “CHOP”, “CHOPW”, and “CHOPU”, respectively.  The Company’s ordinary shares, warrants, and units were previously quoted on the Over-the-Counter Bulletin Board under the symbols “GGEEF”, “GGENF”, and “GGETF”, respectively.

On November 10, 2009, the Company issued a press release announcing the pricing of the offering, the execution of the Underwriting Agreement, and listing of the Company’s securities on the NASDAQ Global Market. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit	Description

1.1	Underwriting Agreement, dated November 9, 2009
4.1
Form of Underwriter Representative Warrant (incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-161924) filed by the Registrant with the Securities and Exchange Commission on November 5, 2009)

99.1	Press Release, dated November 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN GREEN ENTERPRISES LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

Date: November 10, 2009